UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017099

NO ACT
P.E 1-20-03
1-6991

March 17, 2003

Allison D. Garrett
Vice President and General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 S.W. 8TH Street
Bentonville, AR 72716-0205

Act 1934
Section
Rule 14A-8
Public Availability 3/17/2003

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

Dear Ms. Garrett:

This is in response to your letter dated January 20, 2003 concerning the shareholder proposal submitted to Wal-Mart by the Sisters of Charity of Saint Elizabeth, the General Board of Pension and Health Benefits of The United Methodist Church, the Congregation of the Passion, the Sisters of St. Dominic of Caldwell New Jersey, CHRISTUS Health, Catholic Healthcare West, the Congregation of the Sisters of Charity of the Incarnate Word, Houston, the Sisters of Saint Joseph, Chestnut Hill, Philadelphia, the Christian Brothers Investment Service, Inc., the Milwaukee Province of the School Sisters of Notre Dame, Trillium Asset Management, the Women's Division of the General Board of Global Ministries of The United Methodist Church, and the Sisters of Mercy of the Americas. We also have received correspondence on the proponents' behalf dated March 8, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth

CR

in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: The Sisters of Charity of Saint Elizabeth and co-proponents
c/o Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-2345
allison.garrett@wal-mart.com

Allison Garrett
Vice President & General Counsel

January 20, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal Regarding Equal Employment Opportunity Report

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The Proposal was submitted by the Sisters of Charity of Saint Elizabeth and numerous other proponents (collectively, the "Proponents"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2003 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2003 Proxy Materials on or about April 4, 2003, so that it may commence mailing the 2003 Proxy Materials by no later than April 11, 2003. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Proposal requests that the Company "prepare a report, at reasonable cost and omitting confidential information, within four months of the annual meeting, including the following:

1. A chart identifying employees according to their sex and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category.
2. A summary description of any affirmative action policies and programs to improve performances, including job categories where women and minorities are underutilized.
3. A description of any policies and programs oriented specifically toward increasing the number of managers who are qualified females and/or belong to ethnic minorities.
4. A general description of how our company publicizes its affirmative action policies and programs to merchandise suppliers and service providers."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i) under the Exchange Act on the grounds that: (a) the first point addressed by the Proposal ("Point 1") relates to Wal-Mart's ordinary business operations, and (b) Wal-Mart lacks the power to implement Point 1, and (c) the second, third and fourth points addressed by the Proposal ("Points 2-4") have been substantially implemented.

Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations." Point 1 is excludable under Rule 14a-8(i)(7) because it relates to Wal-Mart's strategy in pending litigation, which the Staff has agreed is a matter relating to a company's ordinary business operations.

In *Philip Morris Companies Inc.* (Feb. 22, 1999), the Staff granted a request for no-action with respect to a proposal that would have required Philip Morris to stop using the terms "light" and "ultralight" until shareholders could be assured through independent research that light and ultralight brands reduce the risk of smoking-related diseases. In its no-action request, Philip Morris informed the Staff that the subject matter of the proposal was directly related to pending litigation, and the Staff agreed with the company's position that the proposal was therefore excludable on the ground that it related to the company's ordinary business operations.

Wal-Mart is presently litigating matters that involve allegations of discrimination and lack of equal employment opportunity. For example, Wal-Mart contends in Dukes, et al. v. Wal-Mart Stores, Inc., an alleged class action in the United States District Court for the Northern District of California, that this information is confidential and should be subject to a Protective Order preventing public dissemination of this information. As a result, public dissemination of this information would substantially interfere with our discovery strategy in this case as well as other litigated matters by preventing Wal-Mart from claiming that the information is confidential.

Because Point 1 deals with issues and considerations that involve Wal-Mart's ordinary business operations, Wal-Mart has concluded that this portion of the Proposal is excludable from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(7).

Wal-Mart Lacks the Power to Implement the Proposal (Rule 14a-8(i)(6))

Under Rule 14a-8(i)(6), a proposal may be excluded from a company's proxy materials if "the company would lack the power or authority to implement the proposal." Under the terms of the Proposal, Wal-Mart would be unable to implement Point 1 because Point 1 requests that Wal-Mart publicly release information that it considers to be confidential and that is related to pending litigation while, at the same time, the lead-in to the "Resolved" portion of the Proposal (the "Resolution") directly conflicts with this request for confidential information in that it specifically provides that the report to be prepared by the Company may be prepared "at reasonable cost and omitting confidential information." It is not possible for Wal-Mart to comply with both the lead-in to the Resolution and with the request for information presented in Point 1. Therefore, Wal-Mart has concluded that Point 1 is excludable from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(6).

Substantially Implemented (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal that has been substantially implemented. Points 2-4 request summaries of Wal-Mart's policies, programs and procedures relating to equal employment opportunity at the Company. In a meeting held on December 13, 2002, to continue an ongoing dialogue between Wal-Mart and representatives of the Interfaith Center on Corporate Responsibility ("ICCR"), an organization with which all of the Proponents are affiliated, Wal-Mart provided the Outline of Responses, which is attached hereto as Exhibit B, to ICCR (the "Outline"). The Outline was prepared by Wal-Mart as a guide for discussion purposes at the meeting. Furthermore, the Outline provided ICCR with information about Wal-Mart's policies, programs, and procedures relating to equal employment opportunity at the Company. Thus, Points 2-4 have been substantially implemented.

Conclusion

As discussed above, Wal-Mart believes that Point 1 of the Proposal is excludable from its 2003 Proxy Materials in accordance with Rules 14a-8(i)(6) and 14a-8(i)(7), and that Points 2-4 of the Proposal have been substantially implemented and are therefore excludable from the 2003 Proxy Materials in accordance with Rule 14a-8(i)(10). For these reasons, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2003 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2003 Proxy Materials.

By copy of this letter, the Proponents are being notified of Wal-Mart's intention to omit the Proposal from its 2003 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.

Enclosures

cc: See Attached List of Shareholder Proponents

List of Equal Employment Opportunity Report
Shareholder Proponents

Proponent	**Contact Name**	**Address**
Sisters of Charity of Saint Elizabeth	Sister Barbara Aires	2 Convent Road Convent Station, NJ, 07961-0476
General Board of Pension and Health Benefits of the United Methodist Chruch	Vidette Bullock Mixon	1201 Davis Street Evanston, IL 60201-4118
Congregation of the Passion, Holy Cross Province	Laurie Michalowski	5700 N. Harlem Avenue Chicago, IL 60631
Sisters of St. Dominic of Caldwell New Jersey	Patricia Daly	Office of Corporate Responsibility 52 Old Swartswood Station Road Newton, NJ 07860-5103
Christus Health	Donna Meyer	2600 North Loop West Houston, TX 77092
Catholic Healthcare West	Susan Vickers, RSM	1700 Montgomery Street, Suite 300 San Francisco, CA 94111-1204
Sisters of Charity of the Incarnate Word	Sister Lillian Anne Healy, CCVI	6510 Lawndale Houston, TX 77223-0969
Sisters of Mercy of the Americas	Sister Katherine Marie Glossenger, RSM	2039 North Geyer Road St. Louis, MO 63131-3399
Sisters of Saint Joseph	Sister Patricia Kelly, SSJ	Mount Saint Joseph Convent 9701 Germantown Avenue Philadelphia, PA 19118
Christian Brothers Investment Service (CBIS)	Julie Tanner	90 Park Avenue 29th Floor New York, NY 10016-1301
School Sisters of Notre Dame, Milwaukee Province	Timothy P. Dewane	13105 Watertown Plank Road Elm Grove, WI 53122-2291
Trillium Asset Management	Shelley Alpern	711 Atlantic Avenue Boston, MA 02111-2809
General Board of Global Ministries	Connie Takamine	The United Methodist Church 475 Riverside Drive New York, NY 10115

Exhibit A

Proposal and Related Correspondence

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 27, 2002

Mr. Lee Scott
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716

Dear Mr. Scott,

The Sisters of Charity of Saint Elizabeth continue to be concerned about equal opportunity employment and diversity issues in our Company. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors prepare a report to shareholders as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of at least 1000 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file the attached resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders please include it in the corporation's proxy material attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

We welcome the opportunity to dialogue with our Company representatives and shareholders on this issue and the Glass Ceiling Commission's recommendations at our Meeting on December 13, 2002. As you know, your filing date for resolutions is December 16, 2002.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

SBA/eg

SISTERS OF CHARITY OF SAINT ELIZABETH
MDCCCLIX
NEW JERSEY

OFFICE OF THE GENERAL SECRETARY
BARBAIRES@AOL.COM

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

EQUAL EMPLOYMENT OPPORTUNITY REPORT

Equal employment opportunity is an important issue for corporate shareholders, employees and management, especially as the workface becomes more diverse. According to the bipartisan Glass Ceiling Commission report, a positive diversity record makes a positive impact on the bottom line.

Yet, while women and minorities comprise two thirds of our population and 57% of the United States workforce, the Commission found that they represent little more than 3% of executive-level positions. And various projections indicate that women and minorities will constitute 62% of the workforce by 2005.

Workplace discrimination has created a significant burden for shareholders due to the high cost of litigation and potential loss of government contracts. Such litigation also damages corporate and industry images. In the pharmaceutical, petroleum and retail industries discrimination lawsuits have resulted in a financial impact on shareholders that adds up to billions of dollars.

The Glass Ceiling Commission recognized that "public disclosure of diversity data-specifically, data on the most senior positions-is an effective incentive to develop and maintain innovative, effective programs to break the glass ceiling barriers." The Commission recommended that both the public and private sectors work toward increased public disclosure of diversity data.

"Accurate data or minorities and women can show where progress is or is not being made in breaking glass ceiling barriers," observed the Commission.

More than 200 major U.S. corporations disclose EEO-1 reports to their shareholders. Among these companies are many who have experienced large racial and gender discrimination lawsuits; for example, Texaco, Shoney, Denny, Smith Barney and Coca Cola. Today virtually every industry can claim some corporations who provide these reports to their shareholders. As an example, some institutions in the financial industry that have disclosed comprehensive EEO-1 data are Bank of America, Bank of New York, Citigroup, Wachovia, Merrill Lynch and JP Morgan Chase.

RESOLVED: The shareholders request our company prepare a report, at reasonable cost and omitting confidential information, within four months of the annual meeting, including the following:

1. A chart identifying employees according to their sex and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category.

2. A summary description of any affirmative action policies and programs to improve performances, including job categories where women and minorities are underutilized.

3. A description of any policies and programs oriented specifically toward increasing the number of managers who qualified females and/or belong to ethnic minorities.

4. A general description of how our company publicizes its affirmative action policies and programs to merchandise suppliers and service providers

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
(479) 277-0425
cindy.moehring@wal-mart.com

Cindy P. Moehring
Assistant General Counsel, Corporate Governance

December 3, 2002

ATTN: Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
2 Convent Road
Convent Station, NJ 07961-0476

Dear Sister Barbara:

On November 29, 2002, we received your letter regarding your shareholder proposal which requests that the Company prepare a report of its Equal Employment Opportunity initiatives and requests that the proposal be considered for inclusion among our 2003 Proxy Statement. We have noted your correspondence stated that we would receive proof of your ownership under separate cover. To date, we have not yet received your proof of ownership of the requisite shares.

In order for your shareholder proposal to qualify for inclusion among our 2003 proxy materials under the Securities and Exchange Commission's Rule 14a-8, please be sure to submit documentary evidence that you are the holder of at least $2,000 in market value of Wal-Mart shares, and you have held Wal-Mart shares of at least that value continuously for at least one year.

Further, in order to comply with Rule 14a-8, you must send your response to this request for additional information by means of a letter postmarked no later than the 14th calendar day after your receipt of this letter. You may also send the letter by facsimile before the close of business on the 14th calendar day after your receipt of this letter. If you choose to send the letter via facsimile, please send it to the attention of Kris Isham at 479-277-5991.

We would like to thank you for your concern in our Company. We are always delighted to hear from our shareholders.

Sincerely,

Cindy Moehring

Cindy P. Moehring
Assistant General Counsel, Corporate Governance

PC Docs # 657976v4

THE SISTERS OF CHARITY

FAX TRANSMITTAL

Date and Time: December 4, 2002 10:40am ET

To: Cindy P. Moehring ATTN: Kris

Company: Wal-Mart

Fax No.: 479-277-5991

FROM: SISTER BARBARA AIRES SBA
SISTERS OF CHARITY OF SAINT ELIZABETH
TEL: 973-290-5402
Fax: 973-290-5441

MESSAGE: Please see copy of letter sent *Nov. 21, 2002 to Wal-Mart re proof of ownership of shares

No. of Pages: 2 ,including cover

Merrill Lynch Investment Managers

November 27, 2002

Wal-Mart Stores, Inc.
Attn: Mr. Thomas Hyde
Secretary
Bentonville, AR 72716

Re: Sisters of Charity of Saint Elizabeth

Dear Mr. Hyde,

As investment manager for the Sisters of Charity of Saint Elizabeth, Merrill Lynch Investment Managers shows proof of ownership of 1,000 shares of Wal-Mart Inc. for the Sisters of Charity of Saint Elizabeth – Retirement Fund account.

Very truly yours,

Jay R. Post, CFA
Managing Director

JRP:js
cc: Sister Barbara Aires

Private Investors
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Mailing Address:
P.O. Box 9074
Princeton, New Jersey 08543-9074

Exhibit B
Outline of Responses

Outline of Responses

Wal-Mart is involved in many notable equal employment opportunity and diversity initiatives. Several of them are summarized below. We categorized our responses in the following areas: employment and leadership, training, community relations, and supplier relations in order to explain that embracing diversity is a vital part of the way Wal-Mart does business in the U.S. and around the world. Please note that this handout is not an exhaustive list of Wal-Mart's diversity and equal employment initiatives.

A. Employment/Leadership

At Wal-Mart, we embrace diversity at all levels in our organization. We believe that success requires both an environment where people are respected and valued, and a talented workforce that represents our diverse customer base.

- With more than one million associates nationwide, Wal-Mart Stores, Inc. is the fastest growing and largest private employer in the United States. Both full-time and part-time associates are eligible for benefits.
- Since the inception of Wal-Mart's profit sharing plan in 1972 and the inception of Wal-Mart's 401(k) plan in 1997, Wal-Mart has contributed nearly $3 billion toward the retirement funds of its associates.
- Wal-Mart Stores, Inc. is one of the leading employers of senior citizens in the United States.
- In the 2002 annual poll by *CAREERS FOR THE DISABLED* magazine, Wal-Mart was ranked first among all United States companies in providing a positive working environment for people with disabilities.
- *Black Collegian Magazine* named Wal-Mart one of the top 20 employers of African Americans.
- *Latina Style Magazine* named Wal-Mart one of the top 50 corporations in America offering opportunities for Latinos.
- *Hispanic Business Magazine* named Wal-Mart one of the Top 25 Diversity Recruitment Programs in 2001 for its aggressive program to hire and promote Latinos.

1. **Leadership Express Program.** The Leadership Express Program is a mentoring program that was developed to assist the Company in identifying and developing our future leaders. Regional and Divisional Managers select participants and serve as that individual's personal mentor. Regional and Divisional Managers work closely with the participants to draft a development plan for each participant's career goals and to assist them in achieving their goals. Participants are also given priority status in training classes such as Dale Carnegie classes and the Walton Institute.

Participants are salaried managers and are selected based upon their job performance, leadership, and their capacity to advance at least two levels of management. We currently have 346 participants in the Leadership Express program; 45% are female and 22.5% are minorities.

2. **Women in Leadership**. This development series began in October 2001. The objective is to better enable female management associates to enhance their current management skills and prepare them for future leadership opportunities. Topics included: Work Life Balance, Time Management, Career

Pathing, Interaction and Confidence as well as other development topics. The one-day seminar was a great success; in fact, the region in which this program was started achieved a 39% decrease in female management turnover compared to the previous year. As a result of the positive feedback and the success to date in retaining female managers, the entire series is being implemented nationwide in 2003.

3. Staffing and Diversity. Wal-Mart Stores Division recently expanded the responsibilities of college recruiting. The Director and her team will be responsible for staffing and driving various initiatives that impact diversity such as Leadership Express and Women in Leadership. The newly promoted Director began her career at Wal-Mart as an hourly associate and is the creator of the Women in Leadership Program.

4. Recruiting. In an effort to identify and attract diverse candidates for employment, Wal-Mart participates in job fairs, college recruiting and internship programs. In 2003, Wal-Mart is scheduled to participate in 50 diversity fairs across the country and recruit from colleges across the nation including 8 minority colleges.

5. First in Line. The First in Line program is aimed at associates who are juniors and seniors in college and wish to pursue a career in the retail industry. Associates who participate in the First in Line program train to become Assistant Managers while completing their college studies and are "First in Line" to be promoted to Assistant Managers after graduation.

B. Training

At Wal-Mart, our commitment to diversity and treating all associates fairly is evident in the training we provide to hourly and management associates. In addition, our associate handbook describes our commitment to diversity. Each management and hourly associate receives training through several different mediums including personal orientations, sponsorships for new-hires, store meetings, on the job training, corporate video broadcasts, Wal-Mart Intranet, and a computer-based learning (CBL) system. Our commitment to diversity and treating all associates fairly is so important to us that we require associates to complete the following training modules within 14 days of employment:

- **Inappropriate Behavior CBL Module** – Describes what behavior is inappropriate and gives associates the opportunity to review scenarios and determine whether the behavior exhibited is inappropriate and inconsistent with Wal-Mart policy.
- **Three Basic Beliefs CBL Module** – Promotes Wal-Mart's culture and highlights the importance of treating all individuals with respect.
- **Sexual Harassment CBL Module** – Explains the law and Wal-Mart policy in support of the law. This module allows the associate the opportunity to review scenarios and determine which types of behavior are in violation of the law/policy. This module also gives the associate instructions regarding steps to take if he or she experiences sexual harassment. This includes both internal and external avenues of remediation.

Management associates receive additional training, including but not limited to the following:

- **Diversity Awareness CBL Module** – Highlights our commitment to treating everyone equally and with respect. Hourly supervisors receive this training also.
- **Avoiding Discrimination** (Video/Facilitated Class) – an interactive class that provides scenarios on discrimination prohibited by Title VII – race, gender and national origin, as well as age discrimination and disability discrimination. Hourly supervisors receive this training also.
- **Interview Dos-Don'ts CBL Module** – Provides instruction regarding equal opportunity for all applicants.

- **Sexual Harassment CBL Module** – Highlights the responsibilities of management associates to maintain an environment free of harassment and how to handle incidents that may occur.
- **Management Training Program** – As part of the 16-week training program, 3 weeks specifically address Wal-Mart culture, policies, hiring practices, and personnel functions.
- **Supervisor School** (Facilitated Class) – Contains segment regarding specific policies that relate to equal employment opportunity laws and impact of these laws.
- **Management Skills 101 (Facilitated Class)** – Contains segment on communication, Wal-Mart culture, conflict resolution, and store meetings.
- **First-Time Manager School** (Facilitated Class) – Contains a segment that highlights discrimination and how to avoid it, as well as reiterates Wal-Mart's three basic beliefs.
- **New Store Manager Orientation** – Contains a facilitated segment regarding specific policies that relate to equal employment opportunity laws and the impact of these laws.
- **New District Manager Orientation** – Contains a facilitated segment regarding specific policies that relate to equal employment opportunity laws and the impact of these laws.
- **People Manager Orientation** – Contains information covered in new store manager orientation as well as supervisor school.
- **People First - –** Provides tools and techniques on how to reduce turnover and increase retention, with an emphasis on culture, orientation, recruitment and selection, coaching, and evaluations.
- **Ongoing, Periodic Classes -** Wal-Mart managers attend classes throughout the year where diversity and equal employment topics are addressed. These classes take place during periodic company meetings including regional, divisional, and district meetings, and our annual shareholder, year beginning, and holiday meetings.

C. Community Relations

1. ***Speaking of Women's Health*** **Brown Bag Luncheons**. Speaking of Women's Health is a national non-profit organization that educates women on how to make informed decisions about health, well-being and personal safety for their families and themselves. Wal-Mart became a sponsor to build a unique health and wellness platform to accomplish at least two things:

- Create a bond with women by building trust and loyalty; and
- Become a trusted information source for women.

Each month the Company invites prominent women to speak at the Home Office auditorium about topics that range from career motivation to physical and mental health. The Brown Bags originally were open to Home Office Associates - women and men, but through the request of the associates, two-thirds of the luncheons in 2003 will be recorded for associates unable to attend and broadcast via satellite to store associates across the country. Some of the more notable speakers have been and will be Dr. Chandra Becker, Dr. Cecile Forte, Suze Orman, Michele Stanten, Mary Marcdante, and Leigh Ann Jashaway. Short biographical paragraphs for each of these speakers are included for your reference.

On a daily basis, Wal-Mart proudly displays Speaking of Women's Health brochures in our stores on many topics such as osteoporosis and heart disease. In addition, we proudly sponsor Speaking of Women's Health television show aired weekly on Lifetime TV Network. Our associates become involved in our commitment to Speaking of Women's Health through the in store quarterly merchandising events and partnerships with local health suppliers. Our sponsorship allows us to bring vital information to women across the United States on a very important topic.

2. **Wal-Mart Foundation.** Recognized in November 2002 by Forbes Magazine as one of America's Most Philanthropic Corporations, Wal-Mart's approach to giving is a grassroots model where stores, clubs and distribution centers are empowered to make their own local giving decisions based on the mission and guidelines of the Wal-Mart Foundation and the specific needs of their communities and neighborhoods.

The ultimate mission of the Wal-Mart Foundation is to serve our associates and customers with compassion and integrity. Our emphasis is on our associates, children, families, the local communities where Wal-Mart stores, SAM'S CLUBS, and distribution centers are located as well as other local programs that improve the quality of life in our communities.

Specifically, we focus our giving on:

- Community education and scholarships
- Family health and welfare needs - particularly our youth
- Economic and workforce development programs that benefit our communities
- Environmental issues
- Volunteerism
- Community-based 501(c)(3) organizations

Founded in 1979, the Wal-Mart Foundation programs have raised and contributed more than $1 billion to benefit both local and national charitable organizations. Our community involvement programs take a store-focused approach to corporate responsibility, reaching more than 50,000 local charitable and community organizations in 3,200 U.S. communities.

Wal-Mart has received positive recognition and numerous local, state and national awards in connection with our community involvement efforts. Some of the highlights are:

- The prestigious Silver Helmet Special Award from AMVETS and the American Legion for fundraising efforts for the World War II memorial in 2002.

- Americans have named Wal-Mart as one of the companies they think of first in supporting local causes and issues since 1999, according to Cone, Inc.

- Wal-Mart has ranked among the top five corporate foundations in giving since 1999 by the Foundation Center.

3. **News Articles.** We have included in your packet today some recent articles regarding Wal-Mart. The articles relate to Wal-Mart's positive image as a company, articles about Wal-Mart's good corporate citizenship, and articles about Wal-Mart being a good employer of minorities and women.

Our Commitments to Diversity and Social Responsibility

- The Reputation Institute's annual corporate reputation survey of consumers, released in January 2002, ranked Wal-Mart among three companies receiving the highest ratings for social responsibility.

- Global Finance's annual survey recognized Wal-Mart as the global retail winner of the World's Best Companies with a criteria including social responsibility.

- Wal-Mart Stores, Inc. is the leading private employer of emerging groups in the United States. More than 160,000 African American associates and more than 105,000 Hispanic associates work for Wal-Mart Stores, SAM'S CLUBS and Wal-Mart's logistics facilities nationwide.

- Wal-Mart Stores, Inc. received the 2002 Ron Brown Award, the highest Presidential Award, recognizing outstanding achievement in employee relations and community initiatives.
- Wal-Mart Stores, Inc. received the prestigious 2001 and 2002 Billion-Dollar Roundtable Award for spending more than $1 billion with women-owned and minority-owned suppliers.
- The American Minority Supplier Development Council named Wal-Mart as the 2001 Minority Business Advocate of the Year.
- The National Action Network (NAN) presented Wal-Mart Stores, Inc. with the 2002 Community Commitment Corporate Award in recognition of community involvement and diversity practices.
- The Organization of Chinese Americans (OCA) appointed Wal-Mart Stores, Inc. to the 2002 Corporate Advisory Board.
- The National Hispana Leadership Institute recognized Wal-Mart with the 2002 National Leadership Award for its support of leadership and development programs for Latinas.
- Wal-Mart received the Hispanic National Bar Association (HNBA) 2002 Corporate Partner of the Year Award for its consistent support and best practices in the area of diversity.
- The NAACP presented Wal-Mart with the NAACP 2000 Pacesetter Award for corporate leadership.
- The Wal-Mart Foundation received the NAACP 2000 Pacesetter Award for corporate leadership in the NAACP's 2000 National Corporate Campaign.
- The Hispanic Association of Colleges and Universities (HACU) presented Wal-Mart with the 2000 Outstanding Private Sector Partner Award for being a leader in establishing the Wal-Mart/HACU national scholarship fund benefiting Hispanic college students nationwide.
- Wal-Mart received a Blue Ribbon board award from the organization Catalyst for having two women on our board of directors. Catalyst is a nationally known organization that works with the business sector to advance women.

D. Supplier Relations

1. Achievements

- Over 900 minority suppliers with $1.4 billion in sales for FYE 2001
- Over 300 women-owned businesses with over $300 million in sales for FYE 2001
- Only retailer to top $1 billion in sales with minority suppliers for the last two years
- Wal-Mart Stores, Inc. received the prestigious 2001 Billion Dollar Roundtable Award for spending more than $1 billion with minority-owned business for the last two years
- Retailer of the Year, America Health and Beauty Aids Institute, 1998 - 2001
- Minority Business Advocate of the Year, ARMSDC 2001
- Corporation of the Year, ARMSDC 2000
- Arkansas Governors' appointment to the Arkansas Minority Business Council

2. Supplier Diversity Communication Outreach

Print Media – Wal-Mart places ads in various publications to reach minority and women-owned businesses that may want to become suppliers to Wal-Mart. Some of the magazines in which we place ads are:

- Minority Business News USA Magazine
- Minority Business News USA Magazine (Asian Edition)
- Minority Business News USA Magazine (Native American Edition)
- Hispanic Business Magazine
- Asian Enterprise Magazine
- Minority Business Entrepreneur Magazine
- Women's Enterprise Magazine
- Black Enterprise Magazine
- National Minority Supplier Development Council – National Trade Show Publication
- Women's Business Enterprise National Council – National Trade Show Publication

Website Links Associated:

- National Minority Supplier Development Council
- Arkansas Regional Minority Supplier Development Council
- Women's Business Enterprise National Council
- Food Marketing Institute

Board Member

- Women's Business Enterprise National Council
- National Minority Supplier Development Council
- Arkansas Regional Minority Supplier Development Council

Tradeshows

- Women's Business Council, Southwest
- Oklahoma Regional Minority Supplier Council Women's Business Enterprise National Council
- National Minority Supplier Development Council
- Arkansas Regional Minority Supplier Development Council
- Frasernet Power Networking ConferenceVarious Other Councils and Rotating Tradeshows

National Councils in which Wal-Mart Participates

- United States Hispanic Chamber of Commerce
- National Council of La Raza
- National Association for the Advancement of Colored People
- Rainbow PUSH Coalition

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164
Fax: (941) 349-6164

Email: pmneuhauser@aol.com

March 8, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Wal-Mart Stores, Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Sisters of Charity of St. Elizabeth, the General Board of Pension and Health Benefits of the United Methodist Church, the General Board of Global Ministries of the United Methodist Church, the Congregation of the Passion (Holy Cross Province), the Sisters of St. Dominic of Caldwell, N.J., Christus Health, Catholic Healthcare West, the Sisters of Charity of the Incarnate Word, the Sisters of Mercy of the Americas, the Sisters of St. Jospeh, the Christian Brothers Investment Service, Inc., the School Sisters of Notre Dame (Milwaukee Province) and Trillium Asset Management (who are jointly referred to hereinafter as the "Proponents"), each of whom is a beneficial owner of shares of common stock of Wal-Mart Stores, Inc. (hereinafter referred to as "Wal-Mart" or the "Company"), and who have jointly submitted a shareholder proposal to Wal-Mart, to respond to the letter dated January 20, 2003, sent to the Securities & Exchange Commission by the Company, in which Wal-Mart contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(6) and 14a-8(i)10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Wal-Mart's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls on Wal-Mart to disclose the breakdown of its workforce by race and sex and to disclose certain other related information.

RULE 14a-8(i)(7)

Wal-Mart continues to be infatuated with the use of the "ordinary business" exclusion despite its history of losing on the merits of its arguments. See the ruling of the Federal court in *Amalgamated Clothing and Textile Workers Union et al v. Wal-Mart Stores, Inc., 821 F. Supp 877 (S.D.N.Y. 1993)*, and the most recent Staff determination in *Wal-Mart Stores, Inc.* (April 3, 2002).

This year the Company has attempted to come up with a new reason for the application of (i)(7). Its new argument is as undeserving as its past arguments,

The *Philip Morris Companies Inc.* (February 22, 1999) is inapposite. In that instance, the shareholder proposal requested that the registrant cease using the terms "light" or "ultralight" in connection with its cigarette brands on the ground that such terms were unproven health claims. At the same time, the registrant was in litigation over that very question. Thus the very subject matter of the shareholder proposal was the very subject matter of the lawsuit. As the Company states, the proposal was "directly" related to the litigation. That is not true in the present instance. In the case of Wal-Mart, the class action alleges discrimination against women in promotion to management and in pay at the management level. The Proponents' shareholder proposal is unrelated to the subject matter of that lawsuit. Instead, it requests the disclosure of statistical employment data, by both race and sex, at all levels of the company, an identical request having been made of Wal-Mart continuously since at least 1991, more than a decade before the lawsuit was brought. Thus, in contrast to the *Philip Morris* situation, not only is there no possibility that the resolution was submitted in aid of the lawsuit, but the issue of disclosure of the data is ancillary to that lawsuit and not its heart and soul as was true in *Philip Morris*. Indeed, in *Philip Morris*, the registrant provided the SEC with a copy of an opinion letter from litigation counsel specifically stating that implementation of the shareholder proposal would "significantly prejudice" the registrant's ability "to defend" the lawsuits. In contrast, in the Wal-Mart litigation, the discovery motion is merely ancillary to the main issues in the case. In short, since the subject matter of the Proponents' proposal is not the subject of the lawsuit, the shareholder proposal does not infringe on litigation strategy. Indeed, Wal-Mart tacitly concedes that the matter is not really "directly" related to the lawsuit, but rather is a matter of "discovery strategy". See the last line on page 2 of the Company's letter.

Furthermore, despite the Company's claim, disclosure of the data is not really an issue in *Dukes et al v. Wal-Mart Stores, Inc.* since the plaintiffs in that lawsuit already have the data the disclosure of which Wal-Mart, in its no-action request, claims would interfere with its litigation (or discovery) strategy. This data is available to the plaintiffs in the lawsuit because the EEOC publishes the EEO data of major corporations, but redacts the names of those corporations. However, because of the unique size of Wal-Mart, Wal-Mart's data is readily identifiable and has been so identified by the plaintiffs in the lawsuit. Indeed, the undersigned is informed that Wal-Mart's EEO data has been relied upon by plaintiff's counsel in the *Dukes* lawsuit in connection with the plaintiff's motion to certify the lawsuit as a class action. Therefore, there is no litigation strategy to be interfered with by publication to the shareholders of data already available to, and utilized by, the plaintiffs in the lawsuit.

For each of the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(6)

As noted in the prior section of this letter, the data is already in the public domain, although as a practical matter it remains unavailable to the average shareholder because of the difficulty of obtaining it. Therefore, since the requested information is already in the public domain, it cannot be deemed to be confidential and therefore Wal-Mart has no factual basis on which to contend that Rule 14a-8(i)(6) is applicable to the Proponents' shareholder proposal.

RULE 14a-8(i)10)

Rule 14a-8(i)(10) is inapplicable for three reasons.

First of all, the Proponents' shareholder proposal contemplates that the specified information will be made available to all shareholders. Wal-Mart has made no claim that it has made any of the information available to its shareholders as a group. Rather it claims that it can moot the proposal by delivering some data to a dozen or so of its shareholders. The Company has not mooted a proposal that it disclose information publicly by disclosing it to a very limited and select few.

Secondly, even if the Company had made its disclosure publicly, it makes no claim that it has disclosed the statistical data requested in the first point of the resolve. Yet that data is the very core of the proposal and it is impossible to have substantially implemented the proposal in the absence of disclosure of the core data. Disclosure of ancillary data cannot moot the Proponents' shareholder proposal.

Thirdly, Wal-Mart has failed to carry its burden of proof. Although it claims that the information supplied to ICCR moots the proposal, it provides no analysis of where in those materials each portion of the requested information has been supplied. This is not surprising, since the information supplied to ICCR does not provide the information requested in points 2 thru 4 of the Proponents' shareholder proposal. Indeed, the Company does not point to even one instance in which the "Outline of Responses" provides any of the information requested in the Proponents' shareholder proposal. Since Wal-Mart has the burden of proving that the Proponents' shareholder proposal is moot, it has failed to carry that burden of proof.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Allison Garrett, Esq.
All proponents
Sister Pat Wolf

THE SISTERS OF CHARITY OF SAINT ELIZABETH

November 27, 2002

Mr. Lee Scott
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716

Dear Mr. Scott,

The Sisters of Charity of Saint Elizabeth continue to be concerned about equal opportunity employment and diversity issues in our Company. Therefore, the Sisters of Charity of Saint Elizabeth request the Board of Directors prepare a report to shareholders as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of at least 1000 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to file the attached resolution for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders please include it in the corporation's proxy material attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

We welcome the opportunity to dialogue with our Company representatives and shareholders on this issue and the Glass Ceiling Commission's recommendations at our Meeting on December 13, 2002. As you know, your filing date for resolutions is December 16, 2002.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

SBA/cg

OFFICE OF THE GENERAL SECRETARY
BARBAIRES@AOL.COM

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

27 November 2002

Mr. Lee Scott
Chief Executive Officer
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, AR 72716

Dear Mr. Scott

The General Board of Pension and Health Benefits of The United Methodist Church administers and invests pension funds in excess of $10 billion dollars for over 70,000 of its active and retired participants. The General Board has consistently maintained its commitment to be a socially responsible investor, by investing in funds and corporations having a positive impact on our society. The General Board of Pension and Health Benefits is the beneficial owner of 1,265,800 shares of common stock of Wal-Mart Stores, Incorporated.

We join the Sisters of Charity of St. Elizabeth, NJ and other concerned shareholders in submitting the enclosed shareholder resolution for inclusion in the 2003 proxy material and for consideration by shareholders at the 2003 Annual Meeting. A similar resolution asking for a report on Equal Employment Diversity was filed with the company in previous years. The proponents believe that as the number one retailer in the world, our company has a responsibility to respond positively to the requests of this resolution.

The General Board has held a number of Wal-Mart Stores shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2003 shareholder proposal. Proof of the General Board's ownership of these shares is enclosed. It is the intent of the General Board to maintain the required number of Wal-Mart Stores, Inc. common stock through the date of the annual meeting.

Again, we look forward to continued dialogue with management in the hope that we can reach a solution to everyone's satisfaction, thus, making this shareholder proposal unnecessary.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations
And Social Concerns

Passionist Community

Congregation of the Passion • Holy Cross Province

Provincial Office

5700 N. Harlem Avenue • Chicago, Illinois 60631 • 773-631-6336 (FAX) 773-631-8059

27 November 2002

Mr. Lee Scott
Chief Executive Officer
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, AR 72716

Dear Mr. Scott:

The Congregation of the Passion has consistently maintained its commitment to be a socially responsible investor, by investing in funds and corporations which have a positive impact on our society.

We join with the Sisters of Charity of St. Elizabeth, NJ in asking our company to provide the report asked for in this resolution. We believe that a the number one retailer in the world, our company has the responsibility to respond to this request.

I am hereby authorized to notify you of our intention to co-file this resolution for consideration and action by the stockholders at the 2003 Annual Meeting of Wal-Mart. We also request that the resolution and our support of it be noted in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation has held a number of Wal-Mart Stores, Inc. shares for at least twelve months prior to the filing of this proposed 2003 shareholder resolution. Proof of the Board's ownership of these shares will follow under separate cover. It is our intent to maintain ownership of Wal-Mart stock through the date of the Annual Meeting.

Representatives of the Passionists appreciated the opportunity to have conversations with you and management throughout this year. We look forward to the continuation of this dialogue.

Sincerely,

Laurie Michalowski
For
Michael Hoolahan
Treasurer

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 *voice*
973 579-9919 *fax*
tricri@mindspring.com

December 2, 2002

Ms. Allison Garrett
VP & Assistant General Counsel
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716

Dear Ms. Garrett:

Members of the Caldwell Dominicans continue to be critically concerned about a variety of issues concerning our company. In particular, I write with concerns about our employees. I am grateful that Wal-Mart executives will meet with proponents of this and the Global Standards resolution on the 13th of December. It is our hope that this resolution might provide our company with an outline of our concerns, as well as support for my colleagues who will be attending the meeting.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of three hundred (300) shares of Wal-Mart, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking for a report on equal employment, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Barbara Aires of the Sisters of Charity of St. Elizabeth will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly
hCorporate Responsibility Representative

CHRISTUS Health

December 3, 2002

Tom Hyde
Secretary
Wal-Mart Stores, Inc.
Bentonville, AR 72716

Dear Mr. Hyde:

CHRISTUS Health looks for social and environmental as well as financial accountability in its investments. We are particularly concerned that women and minorities have equal employment opportunities in our companies.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Sisters of Charity of St. Elizabeth NJ. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Wal-Mart Stores, Inc. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Sr. Barbara Aires of the Sisters of Charity of St. Elizabeth NJ if you believe that dialogue might be helpful. Her address is Box 476, Convent Station, NJ 07941-0476.

Yours truly,

Donna Meyer

Donna Meyer, Ph.D.
System Director – Community Health

DM:gar

Enclosure

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

Catholic Healthcare West
CHW

1700 Montgomery Street
Suite 300
San Francisco, CA 94111-1024
(415) 438-5500 Telephone
(415) 438-5724 Facsimile

December 4, 2002

Mr. Tom Hyde
Secretary
Wal-Mart Stores, Inc.
Bentonville, Arkansas 72716

Dear Mr. Hyde

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions. We remain concerned about issue of equal employment opportunity at Wal-Mart and believe it is in the company's best interests to disclose its EEO-1 data.

To that end we are co-sponsoring the EEO-1 proposal for inclusion in the proxy statement for action at the annual meeting in 2003 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Catholic Healthcare West is the beneficial owner of the requisite number of shares of Wal-Mart common stock. A letter verifying our ownership is enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the annual meeting.

We request that Catholic Healthcare West be listed as a cosponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. Sr. Barbara Aires, representing the Sisters of Charity of St. Elizabeth, will serve as primary contact.

We are grateful for Wal-Mart's willingness to engage in discussions on these issues and have every hope that we will reach an agreement that will allow us to withdraw the proposal prior to the annual meeting.

Sincerely,

Susan Vickers

Susan Vickers, RSM
Director of Advocacy

Encl.

Cc: Sr. Barbara Aires
Gary Brouse, ICCR

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 3, 2002

Tom Hyde
Secretary
Wal-Mart Stores, Inc.
Bentonville, AR 72716

Dear Mr. Hyde:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned that women and minorities have equal employment opportunities in our companies.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Sisters of Charity of St. Elizabeth NJ. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Wal-Mart Stores, Inc. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Sr. Barbara Aires of the Sisters of Charity of St. Elizabeth NJ if you believe that dialogue might be helpful. Her address is Box 476, Convent Station, NJ 07941-0476.

Yours truly,

Sister Lillian Anne Healy, CCVI
Director Corporate Social Responsibility

Enclosure

Sisters of Saint Joseph
Mount Saint Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118

Return Receipt Requested

December 4, 2002

Mr. Tom Hyde
Secretary
Wal-Mart Stores, Inc.
Bentonville, Arkansas 72716

RE: Resolution for 2003 Annual Shareholder Meeting

Dear Ms. Hyde:

The Congregation of the Sisters of St. Joseph, Chestnut Hill, Philadelphia is concern over diversity and labor practices issues with our company. Therefore, we are co-filing the Equal Employment Opportunity Report resolution with the primary filer, the Sisters of Charity of St. Elizabeth, NJ represented by Sr. Barbara Aires.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a - 8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of St. Joseph are beneficial owners of 36,500 shares of Wal-Mart stock which we have held for several years. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company annual meeting.

We believe the issues of diversity and equality are important for the company to address and would welcome dialogue with our company on this matter.

Thank you for your attention to this matter.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures (2)

cc: Sister Patricia Marshall, SBS
Interfaith Center for Corporate Responsibility

CBIS Christian Brothers Investment Services, Inc.
20 Years of Faith and Finance

December 9, 2002

Mr. Thomas Hyde
Secretary
Wal-Mart Stores, Inc.
Bentonville, Arkansas 72716

RE: Resolution for 2003 Annual Shareholder Meeting

Dear Mr. Hyde:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2003 Annual Meeting of the stockholders of Wal-Mart Stores, Inc.

Also enclosed is certification from our custodian, Mellon Bank, of our holdings in the Company of 216,400 shares and the fulfillment of the share amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2003 meeting.

It is our understanding that this resolution will also be filed by Sisters of Charity of St. Elizabeth NJ, and possibly by others. Therefore, we are not submitting a separate proposal but are co-sponsoring the resolution with this group. The representative from Sisters of Charity of St. Elizabeth NJ has been designated as the lead filer and primary contact on this matter.

We reserve the right to be notified separately in all communication the company has with proponents on this matter.

Sincerely yours,

Julie Tanner

Julie Tanner
Corporate Advocacy Coordinator

cc: H. Lee Scott, Jr., CEO, Wal-Mart Stores, Inc.
Barbara Aires, Sisters of Charity of St. Elizabeth

90 Park Avenue
29th Floor
New York, NY
10016-1301
Tel: 212 490-0800
Fax: 212-490-6092
(800) 592 8890

1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523-2262
Tel: 630-571-2182
Fax: 630-571-2723
(800) 321-7194

2000 Powell Street
Suite 1200
Emeryville, CA 94608
Tel: 510-644-2247
Fax: 510-644-2121
(800) 754-8177

Web site: www.cbisonline.com

School Sisters of Notre Dame

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI 53122-2291
Phone: (262) 782-9850 ext. 723
Fax. (262) 207-0051

December 11, 2002

Allison Garrett
VP & Asst. Gen. Counsel
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716

Dear Ms. Garrett:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and human dignity in all aspects of ministry and life. Globally there are over 4,600 School Sisters of Notre Dame in some 30 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 500 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 14,790 shares of Wal-Mart Stores, Inc. stock and have held shares in Wal-Mart since January 31, 1996. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the Sisters of Charity of St. Elizabeth, NJ for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: S. Barbara Aires
Fr. Mike Crosby
ICCR

Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

20 Years of Investing for a Better World™

December 16, 2002

Mr. Tom Hyde
Secretary
Wal-Mart Stores, Inc.
Bentonville, Arkansas 72716

Via fax (479-273-4329) and regular mail

Dear Mr. Hyde:

TRILLIUM ASSET MANAGEMENT is a socially responsible investment firm based in Boston. We manage about $600 million for institutional and individual clients. On several occasions, we have engaged in dialogue with Wal-Mart executives on corporate responsibility issues.

We are concerned about issue of equal employment opportunity at Wal-Mart and therefore are joining others in filing the enclosed shareholder proposal calling for the public release of EEO-1 data.

We submit this proposal for inclusion in the proxy statement for action at the annual meeting in 2003 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Trillium Asset Management is investment advisor to Ms. Jean M. Entine, who is the beneficial owner of 1,430 shares of Wal-Mart common stock acquired more than one year prior to this date. We will forward to you shortly a letter signed by Ms. Entine authorizing Trillium Asset Management to represent her in this matter. Verification of ownership will also be forwarded separately. Ms. Entine intends to hold this position through the company's annual meeting in 2003.

We request that TRILLIUM ASSET MANAGEMENT be listed as a cosponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. Sr. Barbara Aires, representing the Sisters of Charity of St. Elizabeth, will serve as primary contact.

General Board of
Global Ministries
THE UNITED METHODIST CHURCH
475 Riverside Drive, New York, NY 10115

WOMEN'S DIVISION, 15th floor
(212) 870-3600 (Cable: missions new york)

12 December 2002

H. Lee Scott, Jr., CEO
Wal-Mart Stores, Inc.
702 Southwest Eight Street
Bentonville, AR 72716

Dear Mr. Scott:

The Women's Division of the General Board of Global Ministries of The United Methodist Church Has a commitment to equal opportunities in employment for all persons. Therefore, we are submitting the enclosed resolution requesting the company to prepare a report on how the company is involved in aspects of equal employment opportunities.

I have been authorized by our Board of Directors to present this resolution along with other religious investors for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-I of the General Rules and Regulations of the Securities Act of 1934.

The Women's Division of the General Board of Global Ministries is the beneficial owner of 17,300 shares of Wal-Mart stock. Verification of ownership will be sent by our custodian, The Bank of New York.

We would welcome the opportunity to dialogue with the company about our concerns.

Sincerely,

Connie J. Takamine

Connie J. Takamine
Treasurer

CJT/se

Encl.

C: Mary Tanaskovic Bitting
Susan Mika

We are grateful for Wal-Mart's willingness to engage in discussions on these issues and have every hope that we will reach an agreement that will allow us to withdraw the proposal prior to the annual meeting.

Sincerely,

Shelley Alpern
Assistant Vice President

Encl.

Cc: Sr. Barbara Aires, Sisters of Charity of St. Elizabeth
Gary Brouse, Interfaith Center on Corporate Responsibility
Coleman Peterson, Executive Vice President, Wal Mart

WAL-MART STORES, INC. LEGAL DEPARTMENT
702 S.W. 8TH STREET
BENTONVILLE, AR 72716-0215
TEL. NO. (479) 273-4505

FAX NO. (479) 277-5991

FAX TRANSMISSION

Today's Date: 3/12/03 Time: 8:45 CST a.m./p.m.

Number of Pages (Including Cover Page): 14

TO: Alex Schukhman FROM: Allison Garrett

FAX#: 202-942-9528

RE: Cover Letters for EEO Proponents

COMMENTS:

THE INFORMATION CONTAINED IN THIS FACSIMILE MESSAGE IS ATTORNEY PRIVILEGED AND CONFIDENTIAL INFORMATION INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE. IF THE READER OF THIS MESSAGE IS NOT THE INTENDED RECIPIENT, OR THE EMPLOYEE OR AGENT RESPONSIBLE TO DELIVER IT TO THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY DISSEMINATION, DISTRIBUTION, OR COPYING OF THIS COMMUNICATION IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS COMMUNICATION IN ERROR, PLEASE IMMEDIATELY NOTIFY US BY TELEPHONE, AND RETURN THE ORIGINAL MESSAGE TO US AT THE ABOVE ADDRESS VIA THE U.S. POSTAL SERVICE. THANK YOU.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2003

Response of Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

The proposal requests that Wal-Mart prepare a report on its equal employment opportunity policies and programs, including a review of specified topics.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alex Shukhman
Attorney-Advisor